

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

July 14, 2009

Mr. Gregory M. Bowie
Synalloy Corporation
2144 West Croft Circle
Spartanburg, South Carolina 29302

      **RE: Synalloy Corporation
             Form 10-K for the fiscal year ended January 3, 2009
             Filed March 17, 2009
             File #0-19687**

Dear Mr. Bowie:

      We have reviewed your response letter dated June 22, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement

Short-Term Incentive Compensation, page 9

1. We note your response to comment 10 in our letter date June 1, 2009. For <u>each</u> named executive officer please quantify for us, with a view towards future disclosure, the measurable business metrics linked to your performance that was used by the CEO and the Committee in the determination of the 2008 awards. Please also clarify the following in your response:

   • Explain in greater detail (and quantify) how you calculated the applicable unit's incentive pool by an amount equal to 10% of the unit's operating income in excess of a threshold of 10% return on average shareholders' equity employed in that business unit.

   • Explain how you determined to award Mr. Boling 45.5% of the Metals Segment's incentive pool.

- For Mr. Braam, explain in greater detail how his bonus was calculated (i.e., describe how you calculated 5% of net earnings before income taxes in excess of 10% of average stockholders' equity and quantify these amounts).
- Describe in greater detail the various considerations, including the Company's financial results, compensation of other executive officers and an evaluation of their job performance used to calculate the discretionary cash bonuses paid to Mr. Bowie and Ms. Carter.

Long-Term Incentive Compensation, page 10

2. We note your response to comment 11 in our letter date June 1, 2009. Please tell us, with a view toward future disclosure, how you determined the $400,000 value of the stock available to be awarded for performance for the 2008 awards.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief